04036475

MAYER BROWN ROWE & MAW

RECEIVED
2004 AUG 25 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 23, 2004

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Schwarz Pharma AG (File No. 82-4406)

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated August 23, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

PROCESSED
AUG 27 2004
THOMSON
FINANCIAL

Sincerely,

Sharon N. Purcell

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

dlw 8/25

17242442

File No. 82-4406

NEWS

SCHWARZ PHARMA

From:	Bettina Hörstke	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 2329	Alfred-Nobel-Strasse 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	bettina.hoerstke@schwarzpharma.com	Internet: www.schwarzpharma.com

August 23, 2004

SCHWARZ PHARMA to Present Phase II Data in Overactive Bladder Syndrome

Phase II data of fesoterodine for the treatment of overactive bladder syndrome to be presented at the Congress of the International Continence Society (ICS), August 23–27, 2004, in Paris, France.

The results of a multinational, randomized, placebo-controlled phase II trial to investigate efficacy, tolerability and safety of fesoterodine in patients with overactive bladder syndrome (OAB) will be presented at the ICS conference in Paris, France.

Results demonstrated that fesoterodine significantly reduced symptoms of OAB. The observed treatment effect over placebo was significant and clinically relevant. Fesoterodine produced a reduction of the micturition frequency and number of incontinence episodes at first measurement after two weeks of treatment. The treatment was well tolerated.

"This trial indicates that fesoterodine is an efficacious anti-muscarinic agent which can rapidly and significantly improve symptoms in patients with overactive bladder syndrome," says Mr. Chris Chapple, MD, Department of Urology, Royal Hallamshire Hospital, Sheffield, UK, and principle investigator of this phase II trial.

"Fesoterodine appears to have a very good ratio between efficacy and side effects", Professor Iris Loew-Friedrich, MD, PhD, Member of the Executive Board of SCHWARZ PHARMA, says. "We do not expect a need for dose adjustments due to metabolism or concomitant medications. We are satisfied with the progression of the ongoing phase III clinical trials and we expect results in the second quarter of 2005."

In this multi-center, multinational, double-blind, dose-ranging trial 728 patients with OAB were randomized. Patients received either placebo, fesoterodine 4mg, 8mg or 12mg for the duration of 12 weeks. A one week placebo run-in period was followed by a 12-week double-blind treatment period.

There was a rapid improvement in both primary efficacy variables (micturition frequency and urge incontinence episodes) within the first two weeks of double-blind treatment over placebo. All three fesoterodine dose levels produced statistically significant changes from baseline to end of treatment compared with placebo in total number of voidings (number of micturitions plus number of incontinence episodes), frequency of micturitions per 24 hours, and in voided volume per micturition.

Patient's assessments of treatment tolerance, measured by the percentage of patients who rated their tolerance of the treatment as good or excellent, were 91%, 83% and 68% in the fesoterodine 4mg, 8mg, and 12 mg groups, respectively compared with 92% in the placebo group. The most favorable efficacy/safety ratios were observed in the 4mg and 8mg groups. The most frequently reported adverse event in the trial was dry mouth (placebo 9%, 4mg 25%, 8mg 26% and 12mg 34%). All other adverse events were in the range of placebo for all the treatment groups. Low rates were seen for constipation and vision disorders, which were in the placebo range.

Overactive bladder syndrome's main symptoms are urinary frequency and urgency, with or without incontinence. Anti-muscarinic agents such as fesoterodine are used to treat these symptoms. Approximately 10% of the population over the age of 40, for most part women, suffers from this disease. Patients are often subject to social isolation due to the constant need to go to the restroom or even wetting themselves.

SCHWARZ PHARMA develops innovative drugs with the focus on neurology and urology. There are currently seven projects in clinical development. Submission of approval applications for the Parkinson patch with the compound rotigotine for the treatment of Parkinson's disease is planned for the third quarter of 2004. Harkos-eride to treat epilepsy and neuropathic pain and fesoterodine for the treatment of overactive bladder syndrome are currently in phase III, the last development phase.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2003 the company achieved global sales of € 1,496 million, thereof 85% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Bettina Hörstke, Tel: +49 2173 48 2329